CONSULTING AGREEMENT

          THIS AGREEMENT is made as of the 16th day of June, 1999.

BETWEEN :

         RADIANT ENERGY CORPORATION, a corporation governed by the laws of Canada and having its registered office at Suite 810, One First Canadian Place, Toronto, Ontario,
          M5X1A9

          (hereinafter called the "Corporation")

         - and -

          R.H. CARUSO AND CO., INC., a corporation having an office at 528 Richmond
         Avenue, Buffalo, New York 14222-1522

          (hereinafter called "Consultant")

WHEREAS:

A.	the Corporation has engaged the services of the Consultant in connection with the identification of potential investors and financiers;

B.	the Corporation wishes to continue to engage the services of the Consultant;

                    NOW THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties, the parties hereby agree as follows:

1.          Engagement

(1)          In accordance with the terms and conditions of this Agreement, the Corporation hereby retains, on a non-exclusive basis, the Consultant to provide the Services.

(2)          The Consultant shall provide such general consulting and support services as the parties hereto may mutually agree upon from time to time in connection with the Canadian, United States and international equipment financing markets as such markets relate to the Corporation (the “Services”).

(3)          The Consultant agrees to provide the Services to the Corporation and shall spend a significant amount of time and attention to the affairs and business of the corporation and its affiliates.

2.          Fees

(1)          In recognition of the valuable services that the Consultant has rendered and continues to provide to the Corporation in connection with the identification of, and negotiations with, Boeing Capital Services Corporation (“Boeing”) as an investor of the Corporation and an equipment financier to customers of the Corporation, the Corporation agrees to pay to the Consultant fees as follows:

(a)	a fee of three percent (3%) of the amount of each equity investment made in the corporation by Boeing; and

(b)	a fee of

(i)	one percent (1%) of the aggregate amount of equipment financing provided by Boeing to the Corporation, its affiliates or customers, in excess of US$10,000,000.

(ii)	one percent (1%) of the aggregate amount of equipment financing provided by Boeing to the Corporation, its affiliates or customers, in excess of US$10,000,000.

For purposes of calculating the fees payable by the corporation under subparagraph (b) above, fees shall not be payable by the Corporation to the Consultant with respect to any equipment financing transaction between the Corporation (its affiliates or customers) and Boeing where the total payments to the Corporation under such equipment financing transaction consist of only initial gross profit on sale and royalty payments or user fees equal to or less than US$200.00 per aircraft deicing.

(2)          All fees payable by the Corporation to the Consultant under paragraph 2 (i) shall be paid in US funds within 30 days following the Corporation's receipt of funds in respect of each such equity investment or equipment financing transaction, as the case may be.

(3)          Despite paragraph 6 (7), the obligation of the Corporation to pay to the Consultant the fees specified in paragraph 2(1) in accordance with paragraph 2(2) shall survive the termination of this Agreement.

3.          Consultant Option

(1)          In consideration of the Services to be rendered by the Consultant hereunder, the Corporation hereby grants to the Consultant, a non-transferable option (the “Consultant Option”) to acquire up to 75,000 common shares (the “Option Shares”) in the capital of the Corporation at a price of $1.35 (the “Exercise Price”). The Consultant Option shall be exercisable at any time and from time to time for a period of five years and expire at 5:00 p.m. (Toronto time) on June 26, 2004 (the “Option Period”).

(2)          If, at any time and from time to time during the Option Period, the Consultant desires to exercise the Consultant Option and purchase any of the Option Shares, the Consultant shall give written notice to the Corporation, in substantially the form annexed hereto as Schedule A, within the Option Period and by tendering to the Corporation a certified cheque in favour of the Corporation in the full amount of the Exercise Price for the number of Option Shares in respect of which the Consultant Option is being exercised.

(3)          The issue of the Option Shares is contingent upon receipt by the Corporation of cash payment of the full Exercise Price of the Option Shares and the Consultant will not be, and will not be deemed to be, a holder of any Option Shares unless and until certificates for such Option Shares are issued under the terms of this Agreement.

4.          Expenses

          All expenses incurred by the Consultant in providing Services to the Corporation under this Agreement Shall be exclusive responsibility of the Consultant.

5.          Confidentiality

(1)          The business connections, customers, customer lists, marketing techniques, procedures, operations and other aspects of the business of the Corporation have been established and maintained at great expense, protected as confidential information and trade secrets, and are of great value to the Corporation and will provide it with substantial competitive advantage in its business. As a Consultant to the Corporation, the Consultant may have had and may have access to or have been or be entrusted with secret, confidential and proprietary information and the Corporation would suffer great loss and injury if the Consultant were to disclose such information or use it to compete with the Corporation. The Consultant agrees not to directly or indirectly, in any capacity, use or disclose, or cause to be used or disclosed, any secret, confidential or proprietary information of or pertaining to the Corporation and its business.

(2)          Nothing in this Agreement shall be construed as to limit or negate any common law of torts or trade secrets that provide the Corporation with broader protection than that provided in this Agreement.

(3)          The Consultant hereby acknowledges and agrees that all restrictions contains in this paragraph 5 are reasonable and valid, the intention of the parties being to provide for the legitimate and reasonable protection of the interests of the Corporation. The Consultant further acknowledges and agrees that the violation of paragraph 5 (1) will result in immediate and irreparable damage to the Corporation and that in the event of such violation, the Corporation shall, in addition to any other available rights or remedies, be entitled to equitable relief by way of a temporary or permanent injunction and to such other relief as a court of competent jurisdiction may deem just and proper.

(4)          Upon the termination of this Agreement, the Consultant shall deliver over to the Corporation without demand, all documentation, correspondence, papers, diskettes, and any other similar material which may have been prepared by the Consultant during the term of this Agreement and the Consultant agrees not to reproduce by any means any of the above-mentioned materials.

6.          General

(1)          Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and shall be given by personal delivery, mailing the same by prepaid registered mail or by sending same by any form of telecommunications (which is tested prior to transmission, confirms to the sender the receipt of the entire transmission by the recipient and reproduces a complete written version of the transmission at the point of reception) to such party addressed as follows:

(a)	if to the Corporation, at: Radiant Energy Corporation 40 Centre Drive Orchard Park, New York 14127 Attention: Chief Operating Officer Telecopier: (716)662-0033

(b)	if to the Consultant, at: 528 Richmond Avenue Buffalo, New York 14222-0444 Attention: President Telecopier: (716)885-0454

Any notice, direction or other instrument so mailed shall be deemed to have been given on the third business day after deposit in a post office or public letterbox. Neither party shall mail any notice, request or other communication hereunder during any period in which postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by a form of recorded telecommunications or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes of this Agreement.

(2)          The parties agree to execute and deliver to each other such further instruments and other written assurances and to do or cause to be done such further acts or things as may be necessary or convenient to carry out and give effect to the provisions of this Agreement or as either party may reasonably request in order to carry out the transactions contemplated by this Agreement.

(3)          This Agreement sets forth the entire agreement between the parties hereto pertaining to the specific subject matter hereof and replaces and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto, and there are no warranties, representations or other agreements, whether oral or written, express or implied, statutory or otherwise, between the parties hereto in connection with the subject matters hereof except as specifically set forth herein. For greater certainty, this Agreement replaces and supersedes the letter agreement dated June 7, 1999 between the Corporation and the Consultant. No supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

(4)          If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, such enforceability or invalidity shall not affect the enforceability or validity of the remaining provisions of this Agreement and such provision shall be severable from the remainder of this Agreement.

(5)          This Agreement shall not be assigned by the Consultant without the prior written consent of the Corporation.

(6)          This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

(7)            The parties may terminate this Agreement by agreement in writing signed by the parties.

(8)          Time shall in all respects be of the essence of this agreement.

(9)          This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applied therein and the Consultant hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(10)          This Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. The signature of any of the parties hereto may be evidenced by a facsimile copy of this Agreement bearing such signature. Such signature shall be valid and binding as if an original executed copy of the Agreement has been delivered.

          IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

RADIANT ENERGY CORPORATION Per: ___________________________________ (Authorized Signing Officer) Per: ___________________________________ (Authorized Signing Officer)

R.H. CARUSO AND CO., INC. Per: ___________________________________ (Authorized Signing Officer)